

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 9, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Edward T. Walters
Chief Financial Officer
Pactiv Corporation
1900 West Field Court
Lake Forest, Illinois 60045

      RE: Form 10-K for the fiscal year ended December 31, 2007
               Form 10-Q for the period ended September 30, 2008
                  File No. 1-15157

Dear Mr. Walters:

      We have reviewed your response letter dated December 23, 2008 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<p style="text-align:center"><u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007</u></p>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.

Notes to the Financial Statements

Note 6 – Long-Term Debt, Short-Term Debt, and Financing Arrangements, page 41

2. We note your response to prior comment 5. Please consider also disclosing the specific computations used to arrive at the actual financial covenant ratios with corresponding reconciliations to US GAAP amounts, if necessary.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2008

General

3. Please address the above comments in your interim filings as well.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief